Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-53

Supplement To Prospectus Supplement Dated February 21, 2007
(To Prospectus Dated February 13, 2007)

$603,133,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2007-2

GSAA Home Equity Trust 2007-2
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, National Association
Master Servicer and Securities Administrator

Avelo Mortgage, L.L.C.
GreenPoint Mortgage Funding, Inc.
HSBC Mortgage Corporation (USA)
SunTrust Mortgage, Inc.
Servicers

This Supplement is dated January 14, 2008 and supplements the Prospectus Supplement dated February 21, 2007 (the “Prospectus Supplement”) to the Prospectus dated February 13, 2007 with respect to the above captioned series of certificates.  This Supplement supercedes in their entirety the supplement dated November 15, 2007 to the Prospectus Supplement, the supplement dated August 23, 2007 to the Prospectus Supplement, the supplement dated August 15, 2007 to the Prospectus Supplement and the supplement dated July 25, 2007 to the Prospectus Supplement.

•            The table appearing on the cover of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance(1)	Pass- Through Rate	Type	Ratings (S&P/ Moody’s)
M4	$3,661,000	Fixed(14)	Subordinate	AA/A1(21)
M5	$3,661,000	Fixed(15)	Subordinate	AA-/A2(21)
M6	$3,661,000	Fixed(16)	Subordinate	A+/A3(21)
B1	$3,051,000	Fixed(17)	Subordinate	A/Baa1(21)
B2	$4,576,000	Fixed(18)	Subordinate	BBB+/Baa3(21)
B3	$3,051,000	Fixed(19)	Subordinate	BBB-/Ba2(21)

______________________________________
(21)  The Moody’s ratings on the Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class B1 Certificates, Class B2 Certificates and Class B3 Certificates have been downgraded as described in “Risk Factors—The Rating on Certain Classes of the Subordinate Certificates Has Been Downgraded” below.

(continued on the following page)

Goldman, Sachs & Co.
The date of this Supplement is January 14, 2008

•            The table appearing on page S-21 is revised as follows:

Class	S&P	Moody’s
M4	AA	A1(1)
M5	AA-	A2(1)
M6	A+	A3(1)
B1	A	Baa1(1)
B2	BBB+	Baa3(1)
B3	BBB-	Ba2(1)

(1) The Moody’s ratings on the Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class B1 Certificates, Class B2 Certificates and Class B3 Certificates have been downgraded as described in “Risk Factors—The Rating on Certain Classes of the Subordinate Certificates Has Been Downgraded” below.

•            The table appearing on page S-141 is revised as follows:

Class	S&P	Moody’s
M4	AA	A1(1)
M5	AA-	A2(1)
M6	A+	A3(1)
B1	A	Baa1(1)
B2	BBB+	Baa3(1)
B3	BBB-	Ba2(1)

(1) The Moody’s ratings on the Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class B1 Certificates, Class B2 Certificates and Class B3 Certificates have been downgraded as described in “Risk Factors—The Rating on Certain Classes of the Subordinate Certificates Has Been Downgraded” in the prospectus supplement.

•            The following risk factors are added to the risk factors appearing on pages S-22 through S-41 under the caption “Risk Factors” in the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators, and in some cases, has caused certain loan originators to cease operations.  See “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.  See “—The Rating on Certain Classes of the Subordinate Certificates Has Been Downgraded” below.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

Risks Related to Simultaneous Second Liens and Other Borrower Debt
You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

The Sponsor and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the servicers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

The Rating on Certain Classes of the Subordinate Certificates Has Been Downgraded
Moody’s Investors Service, Inc., has downgraded the rating on certain Classes of the Subordinate Certificates as follows: (i) the Class M4 Certificates have been downgraded from “A1” to “A3”; (ii) the Class M5 Certificates have been downgraded from “A2” to “Baa2”; (iii) the Class M6 Certificates have been downgraded from “A3” to “Baa3”; (iv) the Class B1 Certificates have been downgraded from “Baa1” to “Ba2”; (v) the Class B2 Certficates have been downgraded from “Baa3” to “Caa1”; and (vi) the Class B3 Certificates have been downgraded from “Ba2” to “Caa2”.  There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

•            The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the related originator or the servicer that impairs the issuing entity’s ability to realize on those mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” below.

•            Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.